BlackRock MuniEnhanced Fund, Inc.

FILE #811-05739

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
5/18/07	MIAMI-DADE CNTY FLA AVIATION REV	600,000,000	7,900,000

UBS Investment Bank; Citigroup Global Markets Inc.; Morgan Stanley & Co. Incorporated; Ramirez & Co., Inc.; Siebert Brandford Shank & Co. LLC; Banc of America Securities LLC; Butler Wick & Co., Inc.; Estrada Hinojosa & Company, Inc.; Goldman, Sachs & Co.; Jackson Securities, LLC; Loop Capital Markets, LLC; Merrill Lynch & Co.; M.R. Beal & Company; Rice Financial Products Company